[Transamerica Life Insurance Company letterhead]
August 31, 2009
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 10
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on August 26, 2009 in connection with the above referenced Post-Effective Amendment filed with the Commission on July 10, 2009. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
s/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Explain supplementary whether the guarantees referenced in the prospectus are supported by a third party.

Response. No. Third parties do not support the guarantees referenced in the prospectus.

2.	Comment: Confirm supplementary that the contract’s series and class identifiers are accurate.

Response. We confirm that the contract’s series and class identifiers are accurate.

3.	Comment: Explicitly state that the general account is subject to claims made on the assets of the insurance company and that an investor should look to the strength of the insurance company with regard to the insurance company guarantees.

Response. We will include the following language in the Assets in the General Account section of the prospectus: “The general account is subject to claims made on the assets of the insurance company. An investor should look to the strength of the insurance company with regard to the insurance company guarantees.” A marked page showing the change is attached to this letter.

4.	Comment: It was suggested to reorder the numbering of the footnotes in the Fee Tables.

Response. We will reorder the footnote numbers in the Fee Tables. A marked page showing the change is attached to this letter.

5.	Comment: Clarify whether the table at the end of the footnotes following the Annual Portfolio Operation Expenses table is a separate table or part of the footnotes.

Response. We will edit the Annual Portfolio Operation Expenses table to make it clear that the table is part of the footnotes. A marked page showing the change is attached to this letter.

6.	Comment: Note in the 2nd paragraph of the Percent of Premium Load section whether the insurance company has certain safeguards in place to identify when target premium has been reached and cross reference the tax section.

Response. The following sentences will be added to the Percent of Premium Load section: “If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.”; and “See “Federal Income Tax Considerations”. A marked page showing the change is attached to this letter.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
7.	Comment: Clarify the range of portfolio fees shown in the Portfolio Expenses section.

Response. The range was clarified to extend from “0.14% to 4.86% in 2008 (total of all expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) and other expenses).” A marked page showing the change is attached to this letter.

8.	Comment: Add additional disclosure regarding the purpose and benefit to the policyowner of the “additional amount”.

Response. The first sentence in the second paragraph under Surrenders will be amended to read: “To spread the impact of first year percent of premium load and cost of insurance charges over a period of years and over any subsequent premium payments, we will pay you an amount in addition to the net cash value (the “additional amount”) on surrender if:”. A marked page showing the change is attached to this letter.

9.	Comment: Clarify the meaning of the 1st bullet point under the Surrenders section.

Response. The first bullet point was re-written as follows: “all Policies in the “case” (i.e. all Policies originally issued to a single owner on a common date) have been surrendered.” A marked page showing the change is attached to this letter.

10.	Comment: Clarify supplementary whether the factor may exceed the range 0.0 to 1.0.

Response. The factor is capped at 1.0 regardless of the result of the calculation.

The table below describes the fees and expenses that a policy owner will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.
Periodic Charges Other Than Portfolio Operating Expenses

		Amount Deducted	Amount Deducted
	When Charge is	Maximum Guaranteed	Current Charge at
Charge	Deducted	Charge the Policy allows	time of Policy Issue

Monthly Contract Charge[1]	On the effective date (date of issue) and on each monthly deduction day	$10.00 per month	$5.00 per month for Policy years 1-20

Cost of Insurance[2] (without extra ratings)[3]

· Minimum Charge	On the effective date and on each monthly deduction day	$0.04 per month per $1000 of net amount at risk[3](Female, Non-Tobacco, Age 20, Medical Issue)	$0.0085 per month per $1000 of net amount at risk (Female, Non-Tobacco, Age 20, Medical Issue)

· Maximum Charge		$29.19 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)	$25.68 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)

· Charge for a Male, age 48, Guaranteed Issue, during the first Policy year		$0.29 per month per $1000 of net amount at risk	$0.02 per month per $1000 of net amount at risk

Cost of Insurance[2] if Experience Credits Rider is elected[4] (without extra ratings)[3]
· Minimum Charge	On the effective Date and on each monthly deduction day	$0.04 per month per $1000 of net amount at risk[5] (Female, Non-Tobacco, Age 20, Medical Issue)	$0.102 per month per $1000 of net amount at risk (Female, Non-Tabacco, Age 20, Medical Issue)

· Maximum Charge		$29.19 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)	$29.19 per month per $1000 of net amount of risk (Male, Tobacco, Age 99, Guaranteed Issue)

· Charge for a Male, age 48, Guaranteed Issue, during the first Policy year		$0.29 per month per $1000 of net amount at risk	$0.024 per month per $1000 of net amount at risk

		Amount Deducted	Amount Deducted
	When Charge is	Maximum Guaranteed	Current Charge at
Charge	Deducted	Charge the Policy allows	time of Policy Issue

Mortality and Expense Risk Charge[6]	On the effective date and on each monthly deduction day	2.00% (annually) of the average cash value	0.90% (annually) of the average cash value in Policy years 1 — 9, 0.15% (annually) of the average cash value in Policy years 10+

Loan Interest Spread[7]	On Policy anniversary or earlier, as applicable[8]	2.00% (annually)	0.75% (annually) in Policy years 1 — 10; 0.69% (annually) in Policy years 11-20; and 0.15% (annually) in Policy years 21+

Monthly Deferred Sales Load[9]	On each monthly deduction day during Policy years 2-7	0.30% of all premium received in Policy year 1	0.300% of the premium received up to target premium in Policy year 1, and 0.034% of premium received in excess of target premium in Policy year 1

Term Life Insurance Rider[10]
· Minimum Charge	On the effective date (date of issue) and on each monthly deduction day	$0.04 per month per $1000 of net amount at risk	$0.0085 per month per $1000 of net amount at risk

· Maximum Charge		$29.19 per month per $1000 of net amount at risk	$25.68 per month per $1000 of net amount at risk

· Charge for a Male, age 48, Guaranteed Issue		$0.29 per month per $1000 of net amount at risk	$0.02 per month per $1000 of net amount at risk

[1]	Different current monthly contract charges apply for Policies issued before September 18, 2009: $5.00 per month in all Policy years. The maximum guaranteed charge is $10.00 per month in all Policy years.

[2]	Cost of insurance rates vary based on the insured’s age, sex, underwriting class and Policy duration. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy’s

[2]	specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the home office listed on the back cover. Different cost of insurance charges apply to Policies issued before January 1, 2009.

[3]	We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured presents additional mortality risks, we may add a surcharge to the cost of insurance rates.

[4]	If the Owner selects the experience credits rider, the cost of insurance charge is increased by 20% to fund a claims stabilization reserve. Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the group of cases than anticipated. Please refer to the Supplemental Benefit Riders section for more details.

[5]	The net amount at risk equals the life insurance benefit on a monthly deduction day, minus the cash value as of the monthly deduction day.

[6]	Different current mortality and expense risk charges apply to Policies issued before September 18, 2009. The highest current mortality and expense risk charge is 0.75% (annually) in Policy years 1-10; 0.69% (annually) in Policy years 11-20; 0.25% (annually) in Policy years 21+. The maximum guaranteed charge for these Policies is 2.00% (annually) in all years.

[7]	The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we credit to the amount in your loan account (the interest we credit to amounts in the loan account is 2.00% annually). See Maximum Loan Account Interest Rate.

[8]	While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination or the insured’s death.

[9]	The charge on premium received in excess of target premium may be applicable where the contract is a modified endowment contract and qualifies as a life insurance contract. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Different current monthly deferred sales loads apply for Policies issued before September 18, 2009: 0.250% of the premium received up to target premium in Policy year 1 and 0.017% of premium received in excess of target premium in Policy year 1. The maximum guaranteed charge is 0.300% of all premium received in Policy year 1.

[10]	The charge for this rider varies based on the insured’s age, gender and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the home office listed on the back cover. Different term life insurance rider charges apply to Policies issued before January 1, 2009.

The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2008. These expenses may be different in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses	Lowest	Highest
(total of all expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) and other expenses)	0.14%	4.86%

Annual Portfolio Operating Expenses
(expenses deducted from portfolio assets)
The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2008 (except as noted in the footnotes). The information in this table (and in the footnotes thereto) was provided to Transamerica Life by the applicable portfolio. Transamerica Life has not independently verified such information. Expenses of the portfolios may be higher or lower in the future. The percentages given are annual rates. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus.

						Fees and
				Acquired	Gross	Expenses	Total
				Fund	Total	Contractually	Net
	Management	Other	12b-1	Fees and	Annual	Waived	Annual
Portfolio	Fees	Expenses	Fees	Expenses	Expenses	or Reimbursed[46]	Expenses
AIM V.I. Dynamics Fund (Series I Shares) [1,5]	0.75%	0.47%	NA	0.00%	1.22%	0.00%	1.22%
AIM V.I. Financial Services Fund (Series I Shares) [1,3,4,5]	0.75%	0.48%	NA	0.01%	1.24%	0.01%	1.23%
AIM V.I. Global Health Care Fund (Series I Shares) [1,3,4,5]	0.75%	0.38%	NA	0.01%	1.14%	0.01%	1.13%
AIM V.I. Small Cap Equity Fund (Series I Shares) [2,4,5]	0.75%	0.34%	NA	0.01%	1.10%	0.00%	1.10%
AIM V.I. Technology Fund (Series I Shares) [1,3,4,5]	0.75%	0.41%	NA	0.01%	1.17%	0.01%	1.16%

33	“Management Fees” reflect an advisory fees and a supervisory and administrative fees payable by the Fund to PIMCO.

34	“Other Expenses” reflect interest expense. Interest expense is based on the amounts incurred during the portfolio’s most recent fiscal year as a result of entering into certain investment, such as reverse repurchase agreements. This interest expense is required to be treated as an expense of the portfolio for accounting purposes, but the amount of the interest expense (if any) will vary with the portfolio’s use of those investments (like reverse repurchase agreements) as an investment strategy.

35	Acquired Fund Fees and Expense (Underlying Fund Expenses) for the portfolio are based upon an allocation of the portfolio’s assets among the underlying funds and upon the total annual operating expenses of the Institutional Class shares of these underlying funds. Acquired Fund Fees and Expenses (Underlying Fund Expenses) will vary with changes in the expenses of the underlying funds, as well as allocation of the portfolio’s assets, and may be higher or lower than those shown above.

36	PIMCO has contractually agreed, for the All Asset Portfolio’s current fiscal year end, to reduce its advisory fee to the extent that the underlying fund expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in underlying funds. PIMCO may recoup this waiver in future periods, not exceeding three years, provided total expenses, including such recoupment, does not exceed the annual expense limit.

37	The expense reduction, as described in footnote 4 of the portfolio’s prospectus at fees and expenses, is implemented based on a calculation of underlying fund expenses attributable to management fees that is different from the calculation of Acquired Fund Fees and Expenses (Underlying Fund Expenses) listed in the portfolio’s prospectus fees and expenses portfolio table and described in footnote 3 of the same table.

38	The Total Annual Portfolio Operating Expenses do not match the ratio of expense to average net assets of the portfolio, as set forth in the financial highlights table of the shareholder report, because the ratio of expenses to average net assets reflects the operating expenses of the portfolio and does not include underlying fund expenses.

39	Reflects rebate of certain portfolio expenses in connection with the investments in Morgan Stanley Institutional Liquidity Money Market Portfolio — Institutional Class during the period. As a result of such rebate, the expenses as a percentage of its net assets were affected by less than 0.005%.

40	The portfolio may invest a portion of its assets in other investment companies (the “acquired funds”). The portfolio’s shareholders indirectly bear a pro rata portion of the expenses of the acquired funds in which the portfolio invests. “Acquired Funds Fees & Expenses “ in this table is an estimate of those expenses. The estimate is based upon the average allocation of the portfolio’s investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2008. Actual Acquired Fund expenses incurred by the portfolio may vary with changes in the allocation of portfolio assets among the Acquired Funds and with other events that directly affect the expenses of the Acquired Funds. Since “Acquired Fund Fees & Expenses” are not directly borne by the portfolio, they are not reflected in the portfolio’s financial statements, with the result that the information presented in the table will differ from that presented in the financial highlights.

41	Effective May 1, 2009, the name of the Van Eck Worldwide Absolute Return Fund was changed to Van Eck Worldwide Multi-Manager Alternatives Fund.

42	For the period May 1, 2009 through April 30, 2010, the adviser has contractually agreed to waive fees and expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 2.15% of average daily net assets. The agreement to limit the total Total Annual Fund Operating Expenses is limited to the fund’s direct operating expenses and, therefore, does not apply to AFFE, which are indirect expenses incurred by the fund through its investments in underlying funds.

43	Although the portfolio is not expected to incur any net expenses directly, the portfolio’s shareholders indirectly bear the expenses of the underlying Vanguard funds (the “acquired funds”) in which the portfolio invests. This figure includes transaction costs (i.e., purchase and redemption fees), if any, imposed on the portfolio by the acquired funds. See The Portfolio and Vanguard in the portfolio’s prospectus.

44	The Total Annual Portfolio Operating Expensed shown in this table do not correlate to the expense ratio shown in the financial highlights table because that ratio does not included the Acquired Fund Fees and Expenses.

45	There can be no assurance that Vanguard® VIF Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of Policy charges, the yield on the Vanguard® VIF Money Market Portfolio subaccount may become extremely low and possibly negative.

46	For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2008. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangement, annual portfolio operating expenses would have been:

						Fees and
				Acquired	Gross	Expenses	Total
				Fund	Total	Voluntarily	Net
	Management	Other	12b-1	Fees and	Annual	Waived or	Annual
Portfolio	Fees	Expenses	Fees	Expenses	Expenses	Reimbursed	Expenses
AFIS Global Small Capitalization Fund (Class 2)[i]	0.71%	0.03%	0.25%	NA	0.99%	0.07%	0.92%
AFIS Growth Fund (Class 2)[i]	0.32%	0.01%	0.25%	NA	0.58%	0.03%	0.55%
AFIS International Fund (Class 2) [i]	0.49%	0.03%	0.25%	NA	0.77%	0.05%	0.72%
AFIS New World Fund (Class 2) [i]	0.76%	0.05%	0.25%	NA	1.06%	0.08%	0.98%

i	The fund’s investment adviser waived a portion of its management fee from September 1, 2004 through December 31, 2008. Management fees and total expenses in the table do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the fund’s prospectus and in the fund’s annual report.
For information concerning compensation paid for the sale of the Policies, see “Sales of the Policies.”
TRANSAMERICA LIFE, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS
Transamerica Life
Transamerica Life Insurance Company (“Transamerica Life”) is the insurance company issuing the Policy. Transamerica Life’s home office is located at 4333 Edgewood Road NE, Cedar Rapids, IA 52499. We are obligated to pay all benefits under the Policy. Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market environment, and we are not immune to those challenges. We know it is important for you to understand how these events may impact your account value and our ability to meet the guarantees under the Policies.
Assets in the Separate Account. You assume all of the investment risk for account value allocated to the subaccounts. Your cash value in the subaccounts is part of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”
Assets in the General Account. Any guarantees under the Policies that exceed your cash value, such as those associated with any life insurance benefits, are paid from our general account (not the separate account). Therefore, any amounts that we may be obligated to pay under the Policies in excess of cash value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well and we pay our obligations under these products from our assets in the general account. The general account is subject to claims made on the assets of the insurance company. An investor should look to the strength of the insurance company with regard to the insurance company guarantees.

•	overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

•	other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.
Risks we assume:
•	that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and
•	that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.
Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.
Percent of Premium Load
We will deduct certain charges before we allocate the net premium payments you make to the subaccounts or the fixed account. The charges deducted from your premium are intended to compensate us for sales expenses, including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium tax rates imposed on us vary from state to state, the premium load will not vary with the state of residence of the owner.
Target premium is the amount of premium used to determine the charge applied to premium payments. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract (“MEC”). If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC. Premiums paid in excess of target premium may have adverse tax consequences. See “Federal Income Tax Considerations”. Target premium varies depending on the insured’s sex, issue age and underwriting class and is listed on your Policy’s specification page.
The current percent of premium load (for Policies issued after September 18, 2009) is:
•	12.50% of premium received up to target premium in Policy Year 1 and 2.80% of premium received in excess of target; and

•	11.0% of premium received up to target premium in Policy years 2-4 and 2.80% of premium received in excess of target; and

•	4.10% of premium received up to target premium in Policy years 5-7 and 2.80% of premium received in excess of target; and

•	2.10% of premium received up to target premium in Policy years 8-10 and 2.80% of premium received in excess of target; and

•	0.50% of all premium received up to target premium in Policy years 11-30 and 2.80% of premium received in excess of target; and

•	For purposes of assessing the transfer charge, each written (or faxed) request of transfer, regardless of the number of accounts affected by the transfer, is considered a single transfer.

•	We deduct the transfer charge from the amount being transferred.

•	Transfers due to automatic asset rebalancing, loans or expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

•	We will not increase this charge.

•	We may impose severe restrictions on, or even eliminate, the transfer privilege at any time, without notice. See “Disruptive Trading and Market Timing” below under “TRANSFERS.”
Taxes
We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by legislation or by federal or state agencies.
Portfolio Expenses
The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.14% to 4.86% in 2008 (total of all expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) and other expenses). Portfolio fees and expenses may be higher in the future. See the Annual Portfolio Operating Expenses table in this prospectus and the fund prospectuses.
A portfolio may assess a redemption fee of up to 2% on subaccount assets that are redeemed out of the portfolio in connection with a withdrawal or transfer. Each portfolio determines whether to have a redemption fee, the amount of the redemption fee, and when the fee is imposed. The redemption fee is retained by or paid to the portfolio and is not retained by us. We will administer any redemption fees and deduct them from your cash value. For more information on each portfolio’s redemption fee, see the portfolio prospectus.
THE POLICY
Ownership Rights
The Policy belongs to the owner named in the application unless the application specifies a different owner. The owner may exercise all of the rights and options described in the Policy while the insured is living. The principal rights an owner may exercise are:
•	to designate or change beneficiaries;

•	to receive amounts payable before the death of the insured;

•	to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment, and there may be tax consequences);

•	to change the owner of this Policy (there may be tax consequences);

The Policy’s duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.
Payment Options
We will pay the Policy proceeds in one sum or, if elected, all or part of the proceeds may be placed under the fixed period option described in your Policy and in the SAI.
SURRENDERS AND PARTIAL WITHDRAWALS
Surrenders
You must make a written request containing an original signature to surrender your Policy. All surrender requests must be submitted in good order to avoid a delay in processing your request. A surrender is effective as of the date when we receive your written request at our home office. The net cash value will be calculated at the end of the valuation day on which we receive your request at our home office. The insured must be alive and the Policy must be in force when you make your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.
To spread the impact of first year percent of premium load and cost of insurance charges over a period of years and over any subsequent premium payments, we will pay you an amount in addition to the net cash value (the “additional amount”) on surrender if:
•	all Policies in the “case” (i.e. all Policies originally issued to a single owner on a common date) have been surrendered; and
•	ownership has not been transferred (except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits).
This additional amount will not be paid on partial withdrawals or on full surrenders with proceeds paid to a party other than the owner.
The “additional amount” is calculated as follows:
•	“fully surrendered net cash value” multiplied by

•	% based on the Policy year (see Percentage Table) multiplied by

•	a “factor”
“Fully-surrendered net cash value” is calculated as follows:
•	the total net cash value of the Policies in the case in force on the surrender date of the final Policy, plus;

•	the total net cash value paid for any Policies in the case surrendered prior to the surrender date; minus;

•	the total net cash value for any Policies in the case that terminate or have terminated as part of a transaction to which Section 1035 of the Code is intended to apply.